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                         Objective Communications, Inc.
                             50 International Drive
                         Portsmouth, New Hampshire 03801
                                 (603) 334-6700


                                      March 30, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:    Objective Communications, Inc. (the "Company")
               Registration Statement on Form S-3 (File No. 333-62971)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby applies to withdraw the captioned registration statement (the "Registration Statement"), previously filed by the Company with the Securities and Exchange Commission. The Company has decided to register the shares of common stock proposed to be registered on the Registration Statement on a different registration statement. Please note that the Registration Statement was never declared effective.

        The Company respectfully requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement.

        Please contact me at the above address by mail or by telephone at the number above with any questions or comments regarding this application.

                                            Very truly yours,

                                            /s/ Robert H. Emery
                                            ------------------------------------
                                            Robert H. Emery
                                            Vice President, Administration and
                                            Finance and Secretary